Ciba Specialty              Ciba                            Ciba Specialites
Chemicals Inc.              Spezialitatenchemie AG          Chimiques SA Suisse
Switzerland                 Schweiz


                                                        [CIBA GRAPHIC OMITTED]

Page 1 of 6
April 24, 2003
Basel, Switzerland

News Release: Three month results 2003
--------------------------------------

Ciba Specialty Chemicals maintains net income in very challenging environment

o SALES UP 5 PERCENT IN LOCAL CURRENCIES, ALL SEGMENTS CONTRIBUTE; 7 PERCENT DROP IN SWISS FRANCS DUE TO STRONG CURRENCY EFFECT

o    NET INCOME IN SWISS FRANCS REACHES YEAR AGO LEVEL, DUE TO TIGHT COST
     MANAGEMENT

o    IMPROVED SALES AND PROFITS IN 1ST QUARTER, COMPARED TO 4TH QUARTER OF
     2002

o    OUTLOOK MAINTAINED, DESPITE UNCERTAINTIES




FINANCIAL HIGHLIGHTS (in millions of Swiss francs)
------------------------------------------------------------------------------------------------

1ST QUARTER TO 1ST QUARTER COMPARISONS (unaudited)
------------------------------------------------------------------------------------------------
                                                                              Change in %
------------------------------------------------------------------------------------------------
                                                     Q1 2003     Q1 2002        CHF  Local curr.
Three months ended March 31,                                                                 (1)
------------------------------------------------------------------------------------------------
Net sales                                              1 678       1 806         -7           +5
Gross profit                                             545         602         -9
Operating income (EBIT)                                  169         202        -16          +17
Net income                                               108         108          0
EBITDA (2)                                               259         300        -14          +11
EBITDA margin (3)                                       15.4%       16.6%
Operating income margin (4)                             10.1%       11.2%
------------------------------------------------------------------------------------------------


See Consolidated Financial Highlights and Notes to News Release at the end of this News Release. Please note that all numbered footnotes in this News Release refer to the corresponding footnotes in the Notes to News Release section.


CIBA SPECIALTY CHEMICALS TODAY ANNOUNCED THAT IT HAD MAINTAINED ITS NET INCOME IN SWISS FRANCS, COMPARED TO THE FIRST QUARTER OF 2002, DESPITE NOTICEABLY NEGATIVE CURRENCY EFFECTS AND VOLATILE MARKET CONDITIONS. COMPARED TO THE PRECEDING FOURTH QUARTER OF 2002, RESULTS IMPROVED.

IN COMPARISON TO THE FIRST QUARTER OF 2002, ALL FIVE SEGMENTS INCREASED SALES IN LOCAL CURRENCIES DURING THE FIRST QUARTER OF 2003, LEADING TO A 5 PERCENT SALES INCREASE FOR THE COMPANY. VOLUME GROWTH WAS 8 PERCENT. DURING THE SAME PERIOD, THE SWISS FRANC APPRECIATED SHARPLY AGAINST MOST MAJOR TRADING CURRENCIES RESULTING IN SALES IN SWISS FRANCS BEING 7 PERCENT LOWER AT CHF
1.678 BILLION. COMPARED TO THE FIRST QUARTER OF 2002, IN LOCAL CURRENCIES OPERATING INCOME ROSE 17 PERCENT (-16 PERCENT IN SWISS FRANCS) AND EBITDA WAS 11 PERCENT HIGHER (-14 PERCENT IN SWISS FRANCS). THE EBITDA MARGIN FOR THE FIRST QUARTER OF 2003 WAS 15.4 PERCENT OF SALES AND THE OPERATING INCOME MARGIN FOR THE FIRST QUARTER OF 2003 WAS 10.1 PERCENT OF SALES. NET INCOME IN SWISS FRANCS TOTALED CHF 108 MILLION, THE SAME LEVEL ACHIEVED IN THE FIRST QUARTER OF 2002. A

SUCCESSFUL HEDGING STRATEGY AND LOWER NET INTEREST EXPENSES CONTRIBUTED TO THE GOOD FINANCIAL RESULT. NET DEBT WAS FURTHER REDUCED DURING THE FIRST QUARTER.

CIBA SPECIALTY CHEMICALS CONTINUES TO ANTICIPATE, AT LEAST THROUGH THE SECOND QUARTER OF THIS YEAR, CHALLENGING ECONOMIC CONDITIONS. DUE TO THE VERY LIMITED VISIBILITY, THE AVAILABLE EVIDENCE IS NOT CONCLUSIVE ENOUGH FOR THE COMPANY TO CHANGE ITS EXPECTATIONS, EITHER UPWARDS OR DOWNWARDS. THEREFORE, THE COMPANY MAINTAINS ITS OUTLOOK AS PREVIOUSLY STATED. ASSUMING AN ECONOMIC UPSWING IN THE UNITED STATES LATER IN THE YEAR, FOLLOWED BY AN IMPROVEMENT IN THE EUROPEAN ECONOMY, AS WELL AS REASONABLY STABLE CURRENCY EXCHANGE RATES, THE COMPANY CONTINUES TO EXPECT SALES IN LOCAL CURRENCIES, THE EBITDA MARGIN AND NET INCOME IN SWISS FRANCS TO BE ABOVE THE LEVELS OF 2002 AND IS STRIVING TO ACHIEVE FREE CASH FLOW (5) FOR 2003 IN EXCESS OF CHF 600 MILLION.

Armin Meyer, Chairman and Chief Executive Officer of Ciba Specialty Chemicals, commented: "I am pleased that we have been able, despite the unfavorable currency situation, to maintain our net income in Swiss francs at last year's high level under such challenging market conditions. We had solid sales growth in local markets and we managed to further pay down our net debt during the quarter. In an environment with such low visibility, we remain flexible, focused and committed to act fast."

IMPROVEMENT SEEN IN 1ST QUARTER, COMPARED TO 4TH QUARTER OF 2002

As expected, difficult market conditions continued from the fourth quarter of 2002 into the first quarter of 2003 with underlying economic conditions and geopolitical developments causing market uncertainties. Nevertheless, improvements were seen in several areas. In Swiss francs, sales held steady, operating income rose 5 percent, EBITDA was 1 percent higher and net income rose 16 percent. Margins improved as well.

YEAR-OVER-YEAR: SALES AND PROFITS IMPROVED IN LOCAL CURRENCIES

Comparisons between the first quarter of 2002 and the first quarter of 2003 were impacted by a sharp appreciation of the Swiss franc against most major trading currencies. The Swiss franc appreciated against the U.S. dollar (+19 percent), the Japanese yen (+9 percent), the British pound (+9 percent) and the euro (+1 percent). This had a significant translation effect impact on the data reported in Swiss francs while a successful hedging strategy mitigated the impact on net income.

Sales in local currencies for the first quarter of 2003 were 5 percent higher than the previous year. Sales for all five Segments increased in local currencies. Volume increased 8 percent; price reductions were 3 percent. Due to the strong currency effect, sales were 7 percent lower in Swiss francs, reaching CHF 1.678 billion. Regionally, in local currencies, sales rose a strong 9 percent in Asia-Pacific (-4 percent in Swiss francs), 4 percent in Europe (+2 percent in Swiss francs) and 3 percent in the Americas (-19 percent in Swiss francs).

Gross profit totaled CHF 545 million during the first quarter of 2003 (-9 percent in Swiss francs), as improvements in productivity and capacity utilization could not entirely offset the negative currency impact as well as higher raw material costs in some areas.

Operating income rose 17 percent in local currencies compared to the first quarter of 2002. In Swiss francs, it totaled CHF 169 million (-16 percent), resulting in an operating income margin of 10.1 percent of sales. There was a positive impact due to the savings from the Company's lower headcount as part of the "Fit for Growth!" program, which partially offset the negative currency impact as well as the anticipated increase in costs for pension contributions and higher insurance premiums. In addition, research and development expenditures were maintained at a high margin of 4.2 percent of sales in line with the Company's ongoing commitment to innovation.

EBITDA rose 11 percent in local currencies in the first three months of 2003, compared to the previous year. In Swiss francs, it reached CHF 259 million (-14 percent), resulting in an EBITDA margin of 15.4 percent of sales.

NET INCOME EQUALS YEAR AGO LEVEL IN SWISS FRANCS

Net income for the first three months of this year reached the same level of CHF 108 million as in the first quarter of 2002. This was possible due to tight management of expenses, lower net interest expenses due to an improved net debt level as well as a successful hedging strategy that significantly offset further currency exchange losses. The net income margin reached 6.5 percent of sales. Earnings per share were CHF 1.58 (basic) and CHF 1.57 (diluted).

SEGMENTS IMPROVE SALES IN LOCAL CURRENCIES, BUT DROP IN SWISS FRANCS DUE TO STRONG CURRENCY EFFECT

All five Segments improved sales in local currencies in the first quarter of 2003, compared to the same period in 2002, due to the continued emphasis on innovation, volume growth in specific markets and product mix. Swiss francs sales were lower, due to the strong currency effect. Market conditions were very volatile over the course of the quarter, marked by different demand patterns among particular end-user markets, resulting in sizeable swings in EBITDA margins among specific Segments. This type of quarter-to-quarter trend, across the broad range of markets serviced by the Company, is not unusual and the Company believes that a longer-term view on any particular Segment is essential for proper comparisons of performance.

A SOLID START FOR "MANAGING FOR GROWTH"

"Managing for Growth", a program designed to focus the Company on boosting profitable growth, has been launched with more than 20 special projects already underway and workshops scheduled for all 19,000 employees over the next few months.

Armin Meyer, Chairman and CEO: "In the past two years, with 'Fit for Growth!', we established a solid base from which to grow. Now, with `Managing for Growth' we want to increase our focus on driving organic growth from within through a stronger emphasis on profitable growth and innovation. The program has had a solid start and it's already generating a lot of enthusiasm."

OUTLOOK 2003

Ciba Specialty Chemicals continues to anticipate, at least through the second quarter of this year, challenging economic conditions. In such a market environment, it is particularly important to continue to reduce the cost base by increasing operational efficiency and by adhering to strict expense controls. The Company will need to compensate for around CHF 60 million over the course of the full year in additional expenses, mainly for an increase in pension contributions and higher insurance premiums.

Due to the very limited visibility, the available evidence is not conclusive enough for the Company to change its expectations, either upwards or downwards. Therefore, the Company maintains its outlook as previously stated. Assuming an economic upswing in the United States later in the year, followed by an improvement in the European economy, as well as reasonably stable currency exchange rates, the Company continues to expect sales in local currencies, the EBITDA margin and net income in Swiss francs to be above the levels of 2002 and is striving to achieve free cash flow (5) for 2003 in excess of CHF 600 million. As usual, the effects of potential acquisitions are not included.

                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba generated sales of CHF 7.1 billion in 2002 and CHF 294 million was spent on R&D to foster innovation across the Company.


VIRTUAL NEWS KIT: www.cibasc.com/media

o Press release Ciba Financial Results First Three Months 2003 (including tables) (pdf)
o    Photos: www.cibasc.com/photos

FINANCIAL CALENDAR
o    May 23, 2003: Proposed capital reduction payment date
o    August 20, 2003: Half Year 2003 financial results
o    October 23, 2003: Nine Month 2003 financial results

FOR FURTHER INFORMATION PLEASE CONTACT:
---------------------------------------

Media                                                Investor Relations
-----                                                ------------------

BASEL, SWITZERLAND                                   BASEL, SWITZERLAND
Thomas Gerlach                                       Matthias A. Fankhauser
Group Communications                                 Investor Relations
Tel: +41 61 636 4444                                 Tel: +41 61 636 5081
Fax: +41 61 636 3019                                 Fax: +41 61 636 5111

FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained herein are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

CIBA SPECIALTY CHEMICALS
THREE-MONTH REPORT 2003
-------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)
(in millions of Swiss francs, except share and per share data)
-------------------------------------------------------------------------------------------------
                                                                              Change in %
-------------------------------------------------------------------------------------------------
                                                     Q1 2003     Q1 2002        CHF   Local curr.
Three months ended March 31,                                                                  (1)
-------------------------------------------------------------------------------------------------
Net sales                                              1 678       1 806         -7            +5
Gross profit                                             545         602         -9
Operating income (EBIT)                                  169         202        -16           +17
Financial income and expense, net                         19          38        -50
Income from continuing operations, before
  income taxes and minority interest                     150         164         -8
Provision for income taxes                                40          49        -17
Income from continuing operations, before
  minority interest                                      110         115         -4
Minority interest                                          2           7
Net income                                               108         108          0
Earnings per share, basic                               1.58        1.62
Earnings per share, diluted                             1.57        1.62
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Operating income (EBIT)                                  169         202        -16           +17
Depreciation and amortization                             90          98         -9
EBITDA (2)                                               259         300        -14           +11
-------------------------------------------------------------------------------------------------


See Notes to News Release at the end of this News Release. Please note that all numbered footnotes in this News Release refer to the corresponding footnotes in the Notes to News Release section.

-------------------------------------------------------------------------------------------------
CONDENSED BUSINESS SEGMENT DATA (unaudited)
(in millions of Swiss francs)
                                                   Change in %                                                    Change in %
                                                         Local                                                          Local
Three months ended March 31,   2003     2002   CHF   curr. (1)  Three months ended March 31,    2003   2002   CHF   curr. (1)
--------------------------------------------------------------  -------------------------------------------------------------
NET SALES                                                       EBITDA(2)
--------------------------------------------------------------  -------------------------------------------------------------
Plastic Additives               436      460    -5          +7  Plastic Additives                 79     94   -16          +3
--------------------------------------------------------------  -------------------------------------------------------------
Coating Effects                 464      482    -4          +7  Coating Effects                  110     93   +18         +45
--------------------------------------------------------------  -------------------------------------------------------------
Water & Paper Treatment         331      371   -11          +1  Water & Paper Treatment           41     53   -23         -12
--------------------------------------------------------------  -------------------------------------------------------------
Textile Effects                 355      393   -10          +2  Textile Effects                   35     50   -31          +5
--------------------------------------------------------------  -------------------------------------------------------------
Home & Personal Care             92      100    -8          +9  Home & Personal Care              16     19   -14         +35
--------------------------------------------------------------  -------------------------------------------------------------
Corporate                         -        -     -           -  Corporate                        -22     -9
--------------------------------------------------------------  -------------------------------------------------------------
TOTAL NET SALES               1 678    1 806    -7          +5  TOTAL EBITDA(2)                  259    300   -14         +11
--------------------------------------------------------------  -------------------------------------------------------------

--------------------------------------------------------------  -------------------------------------------------------------
OPERATING INCOME                                                OPERATING INCOME MARGIN(4)
--------------------------------------------------------------  -------------------------------------------------------------
Plastic Additives                56       68   -17          +5  Plastic Additives               12.9%  14.7%
--------------------------------------------------------------  -------------------------------------------------------------
Coating Effects                  86       68   +27         +61  Coating Effects                 18.5%  14.0%
--------------------------------------------------------------  -------------------------------------------------------------
Water & Paper Treatment          21       31   -33         -23  Water & Paper Treatment          6.3%   8.4%
--------------------------------------------------------------  -------------------------------------------------------------
Textile Effects                  20       34   -41          +9  Textile Effects                  5.6%   8.5%
--------------------------------------------------------------  -------------------------------------------------------------
Home & Personal Care             10       12   -17         +56  Home & Personal Care            10.6%  11.8%
--------------------------------------------------------------  -------------------------------------------------------------
Corporate and other             -24      -11                    Corporate
expenses
--------------------------------------------------------------  -------------------------------------------------------------
TOTAL OPERATING INCOME          169      202   -16         +17  TOTAL OPERATING INCOME          10.1%  11.2%
                                                                MARGIN(4)
--------------------------------------------------------------  -------------------------------------------------------------

--------------------------------------------------------------  -------------------------------------------------------------
DEPRECIATION AND AMORTIZATION                                   EBITDA MARGIN(3)
--------------------------------------------------------------  -------------------------------------------------------------
Plastic Additives                23       26   -13          -3  Plastic Additives               18.1%  20.5%
--------------------------------------------------------------  -------------------------------------------------------------
Coating Effects                  24       25    -7          +2  Coating Effects                 23.6%  19.3%
--------------------------------------------------------------  -------------------------------------------------------------
Water & Paper Treatment          20       22    -8          +4  Water & Paper Treatment         12.4%  14.3%
--------------------------------------------------------------  -------------------------------------------------------------
Textile Effects                  15       16   -10          -2  Textile Effects                  9.8%  12.8%
--------------------------------------------------------------  -------------------------------------------------------------
Home & Personal Care              6        7    -9          -1  Home & Personal Care            17.4%  18.7%
--------------------------------------------------------------  -------------------------------------------------------------
Corporate and other               2        2                    Corporate                          -      -
expenses
--------------------------------------------------------------  -------------------------------------------------------------
TOTAL DEPRECIATION AND           90       98    -9          +1  TOTAL EBITDA MARGIN(3)          15.4%  16.6%
AMORTIZATION
--------------------------------------------------------------  -------------------------------------------------------------



-----------------------------------------------------------------------------------
EXCHANGE RATES OF PRINCIPAL CURRENCIES TO CHF (UNAUDITED)
-----------------------------------------------------------------------------------
                                Average rates during period   End of period rates
Three months ended March 31,         2003      2002             2003      2002
-----------------------------------------------------------------------------------
1    U.S. dollar     (USD)           1.37      1.68             1.38      1.66
-----------------------------------------------------------------------------------
1    British pound   (GBP)           2.19      2.40             2.17      2.37
-----------------------------------------------------------------------------------
1    Euro            (EUR)           1.47      1.47             1.48      1.46
-----------------------------------------------------------------------------------
100  Japanese yen    (JPY)           1.15      1.27             1.15      1.25
-----------------------------------------------------------------------------------



NOTES TO NEWS RELEASE:
(1) Change in percent in local currencies reflects the percent change in (a) Q1 2003 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to Q1 2002 and (b) Q1 2002 results, as reported.
(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(3)  EBITDA margin is calculated as EBITDA as a percentage of net sales.
(4) Operating income margin is calculated as operating income as a percentage of net sales.
(5) Free Cash Flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. The Company uses free cash flows for reinvestment in the business, for repayment of debt and for restructuring programs.



EBITDA, EBITDA margin and free cash flow are non-U.S. GAAP (United States Generally Accepted Accounting Principles) measures. These measures are presented as additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with U.S. GAAP, and may not be comparable with similarly-titled measures reported by other companies as the measures are not defined under U.S. GAAP. Management believes the non-U.S. GAAP measures will assist investors' understanding of the performance and liquidity of the Company by providing investors with an additional measure to assess the Company's cash flow and available resources for capital expenditures, debt service and capacity, acquisitions, dividends and other uses. The non-U.S. GAAP measures form part of the Company's value-based management reporting system and are used by management to analyze the results of operations and financial condition of the Company and assess the comparative operating performance of the businesses of the Company.